UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:  000-17119
(Check One):

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:   September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

QuantRx Biomedical Corporation Full Name of Registrant

Not Applicable Former Name if Applicable

5920 NE 112th Avenue Address of Principal Executive Office (Street and Number)

Portland, Oregon 97220 City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

⊠	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

The Company was unable to compile certain information required to prepare a complete filing.  Thus, the Company would be unable to file the periodic report in a timely manner without unreasonable effort or expense.  The Company expects to file within the extension period.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contract in regard to this notification.

Barry J. London	(503)	252-9565
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

⊠ Yes      ☐   No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ⊠  Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The net loss for the quarter ended September 30, 2010 is expected to increase by approximately $307,000, which increase is principally due to a decrease in revenues from QuantRx Biomedical Corporation’s Development Services Agreement with QN Diagnostics, LLC of approximately $721,000, partially offset by a gain of approximately $195,000 on the sale of common stock of the Company's former subsidiary.

The following quantifies the anticipated changes in the Company’s operating results for the quarter ended September 30, 2010 compared to the quarter ended September 30, 2009, and is approximate and remains subject to review:

	Quarter Ended September 30		Increase
	2010	2009	(Decrease)
Total Revenues	$190,008	$989,298	$(799,290)
Operating Expenses	924,978	2,022,036	(1,097,058)
Other Income (Expense)	$173,932	$778,430	$(604,498)
Net Loss	$(561,038)	$(254,308)	$306,730

QuantRx Biomedical Corporation
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2010	By: /s/ Barry J. London
Name: Barry J. London Title: Chief Executive Officer